(As filed with the Securities and Exchange Commission on August 2, 2002)

                                                                File No. 70-9371

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     POS AMC

                         Post-Effective Amendment No. 2
                                       to

                                    FORM U-1
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              Columbia Energy Group
                      Columbia Insurance Corporation, Ltd.
                              801 East 86th Avenue
                        Merrillville, Indiana 46410-6272

            (Names of companies filing this statement and address of
                          principal executive offices)
              -----------------------------------------------------

                                  NISOURCE INC.

 (Name of top registered holding company parent of each applicant or declarant)
             -------------------------------------------------------

                              Jeffrey W. Grossman,
                          Vice President and Controller
                                  NiSource Inc.
                              801 East 86th Avenue
                        Merrillville, Indiana 46410-6272

                     (Name and address of agent for service)
            --------------------------------------------------------

   The Commission is requested to mail copies of all orders, notices and other communications to:

     Peter V. Fazio, Jr., Esq.                William T. Baker, Jr., Esq.
     Schiff Hardin & Waite                    Thelen Reid & Priest LLP
     6600 Sears Tower                         40 West 57th Street
     Chicago, Illinois  60606-6473            New York, New York  10019

     Post-Effective Amendment No. 1, as filed in this proceeding on May 8, 2002, is hereby amended and restated in its entirety to read as follows:

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION.
          -----------------------------------

          1.1 Background. Columbia Insurance Corporation, Ltd. ("CICL"), an insurance company organized under the laws of Bermuda, is a direct wholly owned captive reinsurance subsidiary of Columbia Energy Group ("Columbia"), a registered holding company and a wholly owned subsidiary of NiSource Inc. ("NiSource"), also a registered holding company. By order dated October 25, 1996 (Holding Co. Act Release No. 26596) in File No. 70-8905, Columbia was authorized to form and capitalize CICL to engage in the business of reinsuring certain commercial insurance bought by Columbia, its subsidiaries and affiliates from commercial insurance companies. Specifically, CICL was authorized to reinsure the predictable losses under automobile and general liability and "all-risk" property coverage, subject to certain limits. In return for assuming this risk through reinsurance, CICL receives a portion of the premium paid to the primary commercial insurer. CICL retains only that portion of the risk assumed from the primary insurer that is relatively predictable based on a subsidiary's claim frequency and severity. CICL reinsures the more volatile (i.e., less predictable) portion of the risk with other commercial insurers. CICL's status as an insurance company gives it direct access to the commercial reinsurance market.

          By order dated July 23, 1999 (Holding Co. Act Release No. 27051) in this proceeding, CICL was authorized to expand its reinsurance activities to cover other types of commercial insurance required by Columbia and its subsidiaries, including but not limited to directors and officers liability, employed lawyers legal liability, performance bonds, and various warranty programs offered to consumers, and to organize one or more direct or indirect subsidiaries to engage in the proposed reinsurance activities. Columbia was authorized to provide additional support to CICL and its subsidiaries in the form of equity, guarantees and other forms of credit support in an aggregate amount of up to $50 million at any time outstanding. Since NiSource completed its acquisition of Columbia in late 2000, CICL has also reinsured commercial insurance bought by NiSource's other subsidiaries.

          The October 25, 1996 and July 23, 1999 orders are hereinafter referred to collectively as the "Prior Orders."

          In accordance with the Prior Orders, risks are assumed by CICL under reinsurance agreements with qualified insurance carriers in order that NiSource's subsidiaries can provide evidence, if necessary, of coverage from rated insurers. This practice is known as "fronting," and is an accepted practice for underwriting risks where the insured requires evidence of coverage from rated or admitted insurers for business or statutory reasons. However, the practice of "fronting" creates an additional cost to insureds. In cases where proof of coverage from rated carriers is not needed, fronting costs are an unnecessary expense as the rated carrier is being compensated for performing a straight "pass-through" of premium with little or no value added. Further, it is not always possible to find a "front" for certain lines of business risk coverage, and "fronting" costs have risen in recent years for most other lines to as much as 20% of the premium.

          1.2 Proposed Expansion to CICL's Current Authorization. It is now proposed that, in situations where direct or indirect subsidiaries of NiSource do not require evidence of coverage from rated or admitted insurers, CICL have the ability to underwrite such risks on a direct basis.(1) By underwriting on a direct basis, NiSource's subsidiary companies will pay a premium directly to CICL and receive a policy outlining coverage and terms directly from CICL. The various methods of underwriting direct business risk insurance and the associated benefits are described more fully below.

          First, when CICL agrees to underwrite the primary insurance coverage for any subsidiary of NiSource, it may reinsure a percentage of the risk to a non-affiliated reinsurer when it makes underwriting and economic sense. In such cases, CICL would retain a portion of the risk in the transaction and reinsure the balance. CICL will apply stringent credit standards ("AA" of better from Standard & Poor's) to all reinsurance counterparties. A reinsurer that does not meet these credit requirements will be required to post collateral in the form of a letter of credit equal to 100% of the reinsurance policy limit to ensure future payment of losses.

          There would be no additional loss exposure to CICL, since CICL would be acting only as a "front" company. Under the proposed structure, CICL would serve as a direct insurer and an administrative mechanism that permits subsidiary companies of NiSource to access reinsurance markets that are traditionally only available to insurance companies and brokers. By acting as a direct underwriter and assuming the administrative function, CICL can eliminate the "overhead" built in by traditional primary insurance companies - as much as 40% of the premium charged on primary risk insurance policies. CICL would also manage the processing of claims under this structure, retaining control and decreasing costs.

          Second, CICL proposes to underwrite on a direct basis corporate deductible or self-insured reimbursement risk, such as workers' compensation coverage.(2) These transactions typically do not require a rated insurance contract. In these transactions, the policy limits would be equal to the existing deductibles or self-insured retention limits of NiSource's subsidiary companies under traditional commercial insurance policies. CICL would assume and retain a significant percentage of the risk in these transaction but will look to the commercial reinsurance market for support if the terms and conditions are cost effective. It is contemplated that NiSource's subsidiary companies will transfer existing deductibles to CICL for a fixed premium. These transactions will not alter the risk profile of NiSource and its subsidiary companies but will serve to increase the level of risk management control.

----------

(1) In many cases, a company may be required by contract or under law to provide third parties (e.g., a lender who has financed a structure) with proof of coverage (i.e., a certificate of insurance) from an admitted insurer in a particular jurisdiction. In other instances, a company may simply choose to insure a risk even when not obligated by contract or law to do so. In the latter case, a company would not need to provide proof of coverage to any third party.

(2) Companies typically try to reduce insurance premiums by negotiating deductible limits. The company agrees to pay claims below the deductible limit on their policy, thereby retaining that level of the risk. In addition, most states allow employers with sufficient credit standing to self-insure workers compensation claims or other types of predictable claims in the ordinary course of business, usually subject to posting a surety bond or other security with the state. See Rule 45(b)(6)(ii)(C). Like deductible limits, self insurance is intended to reduce insurance premiums.

          Although CICL will replace certain insurance sold to NiSource's subsidiary companies by traditional insurance providers, it will not result in any increased risk of loss to such subsidiary companies. To the extent traditional insurance programs are reduced, CICL will obtain equal levels of loss protection and coverage in the reinsurance market.

          Third, CICL proposes to provide performance bonds and construction-related insurance under a so-called "wrap-up" insurance program for contractors working on projects for any subsidiary company of NiSource. CICL will underwrite business risk for such third parties only if the transaction is related to the business of, and will benefit, any subsidiary company or companies of NiSource and therefore facilitates the business goals of such company or companies. For example, a wrap-up insurance program could be used to provide economies of scale to the general contractor and all subcontractors in insurance pricing, coverage, and administrative fees. A wrap-up insurance program would avoid costly duplication by providing contractors (general and subcontractors) with access to a comprehensive insurance program as opposed to having each contractor obtain its own coverage and passing the cost thereof through to a NiSource subsidiary company. The savings generated through a wrap-up insurance program would be passed through to the relevant NiSource subsidiary company or companies in the form of lower construction costs. Such wrap-up insurance programs will also facilitate providing superior insurance coverage and improving administration. The amount of risk retained by CICL will be consistent with current NiSource subsidiary company deductible limits.

          No additional staff would be required to operate CICL in this manner. CICL's current managers will be retained to provide administrative services. NiSource employees will continue in their capacities as directors and officers of CICL. Any services provided by NiSource system companies to CICL would be provided in accordance with Section 13 of the Act and recovered in premiums charged by CICL to the system companies. CICL will allocate premiums and nominal operating costs to NiSource subsidiary companies in accordance with the allocation methods that are currently used.

          To the extent that CICL retains risk, it will increase its capitalization commensurate with any additional net underwritten premium in accordance with insurance regulations of CICL's domicile (Bermuda) and of any other relevant jurisdiction (e.g., Vermont, where CICL operates through a branch). As indicated above, any risk that is retained by CICL will be consistent with current retentions. Reserves will be established by qualified actuaries and in accordance with domicile regulations.

          Except for the modifications proposed above, all other terms, conditions and limitations under the Prior Orders will continue to apply.

          1.3 Benefits of the Proposed Program. The proposed expansion in CICL's activities will benefit NiSource's subsidiary companies in several ways. First, CICL expects significant reduction in "fronting" costs. Savings could be realized of up to 40% of premium compared with traditional insurance and up to 20% of premium compared with certain fronting arrangements. Second, CICL would gain improved access to the global reinsurance market. This is because many reinsurers are generally accessible only by traditional insurers and fee-based brokers. The proposed expansion in CICL's authorization will enable CICL to directly access reinsurance markets without incurring intermediary overhead costs. Third, consistent with the conditions outlined in Item 1.2, CICL will underwrite insurance that protects NiSource's subsidiary companies from risks associated with their businesses and supports their business goals and objectives. Such insurance may include (but not be limited to) surety bonds, construction wrap-up programs, and warranties on products sold by NiSource's subsidiary companies. Coverage may be provided to affiliates or nonaffiliates but all such insurance will be for the direct or indirect benefit of NiSource's subsidiary companies.

          1.4 Reporting. CICL will continue to file reports pursuant to Rule 24 containing the information required under the Prior Orders, except that, in addition, such reports will list any increases or decreases to premiums paid by each associate company to CICL during the reporting period.

ITEM 2.   FEES, COMMISSIONS AND EXPENSES.
          ------------------------------

          The fees, commissions and expenses incurred or to be incurred in connection with the of this Post-Effective Amendment are estimated at not more than $5,000.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS.
          -------------------------------

          3.1 General. The proposed transactions are subject to Sections 9(a), 10 and 12(b) of the Act and Rule 45 thereunder. As proposed to be modified, CICL's authorization in this proceeding would be substantially similar to the authorization recently granted to a captive insurance company subsidiary of AGL Resources Inc. See AGL Resources Inc., Holding Co. Act Release No. 27378 (Apr. 13, 2001). In that case, the Commission authorized the captive insurance subsidiary to underwrite a portion (approximately 30%) of the insurance purchased by its associate companies in the AGL Resources system over the self-insurance limit, which it would then cede to other reinsurers in the commercial reinsurance market. As in that case, CICL's proposed activities will not expose NiSource's subsidiary companies to any additional risk.

          See also Jersey Central Power & Light Co., Holding Co. Act Release No. 24348 (Mar. 18, 1987) authorizing a utility subsidiary to license to nonassociate companies computer programs developed by company personnel to detect service theft. CICL's provision of services to nonassociate companies (specifically, so-called controlled third parties dealing with NiSource subsidiary companies) is supported by the rationale articulated in Jersey Central because it involves a use of "excess capacity" in a manner that offers the opportunity for savings to NiSource subsidiary companies without a significant investment of additional capital.

          3.2 Compliance with Rule and 54. The proposed transactions are also subject to Rule 54. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are "exempt wholesale generators" ("EWGs") or "foreign utility companies" ("FUCOs") in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. The standards of Rules 53 and 54 are met.

          Rule 53(a)(1): NiSource's "aggregate investment" in EWGs is approximately $320.2 million, or 38.8% of NiSource's "consolidated retained earnings" for the four quarters ended March 31, 2002 (approximately $825.85 million). NiSource does not hold any investment in a FUCO.

          Rule 53(a)(2): NiSource will maintain books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest. NiSource will cause each domestic EWG in which it acquires and holds an interest, and each foreign EWG and FUCO that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). All of such books and records and financial statements will be made available to the Commission, in English, upon request.

          Rule 53(a)(3): No more than 2% of the employees of NiSource's domestic utility subsidiaries will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

          Rule 53(a)(4): NiSource will submit a copy of each Application/ Declaration that relates to investments in EWGs or FUCOs and each amendment thereto, and will submit copies of any Rule 24 certificates required hereunder, as well as a copy of NiSource' Form U5S, to each of the public service commissions having jurisdiction over the retail rates of NiSource's domestic utility subsidiaries.

          In addition, the applicants state that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the occurrence or continuance of any of the circumstances specified in Rule 53(b). Rule 53(c) is inapplicable by its terms.

ITEM 4.   REGULATORY APPROVALS.
          --------------------

          No state and no federal commission, other than this Commission, has jurisdiction over the proposed transactions.

ITEM 5.   PROCEDURE.
          ---------

          The applicants requests the Commission to publish a notice under Rule 23 with respect to the filing of this Post-Effective Amendment as soon as practicable, and to issue an order granting and approving the transactions proposed herein as soon after the notice period as its rules allow. The applicants further requests that there be no 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective; waives a recommended decision by a hearing officer or any other responsible officer of the Commission; and consents to the participation of the Division of Investment Management in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS
          ---------------------------------

          A.   EXHIBITS.
               --------

               A -  None.

               B -  None.

               C -  None.

               D -  None.

               E -  None.

               F    Opinion of Counsel. (To be filed by Amendment).

               G Proposed Form of Federal Register Notice. (Previously filed).

          B.   FINANCIAL STATEMENTS.
               --------------------

               FS-1       Columbia Insurance      Incorporated by
                          Corporation, Ltd.       reference to Certificate
                          Statement of Income     filed on February 4,
                          for the year ended      2002, pursuant to Rule
                          December 31, 2001.      24 in File No. 70 8905

               FS-2       Columbia Insurance      Incorporated by
                          Corporation, Ltd.       reference to Certificate
                          Balance Sheet as of     filed on February 4,
                          December 31, 2001.      2002, pursuant to Rule
                                                  24 in File No. 70 8905


ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.
          ---------------------------------------

          The matters that are the subject of this Post-Effective Amendment do not involve a "major federal action" nor do they "significantly affect the quality of the human environment," as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transactions that are the subject of this Post-Effective Amendment will not result in changes in the operations of the applicants that will have an impact on the environment. The applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Post-Effective Amendment.

                                   SIGNATURES

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.


                                         COLUMBIA ENERGY GROUP


                                         By: /s/ Jeffrey W. Grossman
                                             --------------------------
                                             Name:  Jeffrey W. Grossman
                                             Title: Vice President


                                         COLUMBIA INSURANCE CORPORATION, LTD.


                                         By: /s/ Timothy R. Bucci
                                             --------------------------
                                             Name:  Timothy R. Bucci
                                             Title: Vice President

Date: August 2, 2002